
Mail Stop 7010

March 16, 2009

Mr. Gary A. Weber
Vice President Finance and CFO
Synthetech, Inc.
1290 Industrial Way, P.O. Box 646
Albany, OR 97321

> **RE: Form 10-K for the fiscal year ended March 31, 2008**
> **Forms 10-Q for the periods ended June 30, 2008, September 30, 2008**
> **and December 31, 2008**
> **File No. 0-12992**

Dear Mr. Weber:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED MARCH 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. Please revise your future filings so that the first page of your Form 10-K and 10-Qs identifies your company as a non-accelerated filer or a smaller reporting company. Please refer to SEC Release 33-8876, *Smaller Reporting Company Regulatory Relief and Simplification,* effective February 4, 2008.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 27

3. Please revise your table of contractual obligations to include in a separate line item the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 7A – Quantitative and Qualitative Disclosure about Market Risk, page 28

4. Please consider revising your disclosure to provide a more comprehensive discussion of the information required by Item 305 of Regulation S-K. Refer to the appendices to Item 305 for suggested formats for presentation of the information. Specifically, please consider providing a sensitivity analysis that expresses the potential loss in future interest income resulting from one or more selected hypothetical changes in interest rates.

Item 8 – Financial Statements and Supplementary Data, page 29

Note B – Summary of Significant Accounting Policies, page 37

General

5. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of revenue, please also revise your presentation to comply with SAB Topics 11:B and 7:D, which would include revising the cost of revenue title and removing the gross income (loss) subtotal throughout the filing.

6. We note that the amount of your deferred revenue seems to fluctuate significantly between periods. Please revise your financial statement footnotes to disclose your accounting policies for deferred revenue.

Note D – Property, Plant and Equipment, page 42

7. The range of useful lives for your machinery and equipment and laboratory
    equipment of five to seventeen years is very broad. Please breakout these
    categories into smaller components and disclose the range of useful lives for each
    revised category. For categories that still have very broad useful lives, please
    consider separately discussing the types of assets that fall in each part of the
    range.

Note F – Line of Credit, page 44

8. You disclose that your credit facility provides for borrowings of up to $2 million
    or the maximum available under the borrowing base, whichever is less. Please
    revise to quantify the actual remaining amount available for borrowing as of each
    period presented.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2008

General

9. Please address the above comments in your interim filings as well, as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 26

10. We note your disclosure on page 30 regarding the current general economic
    conditions. Please expand your MD&A to provide a discussion of recent
    economic events and its current and expected future impact on your operations,
    financial position and liquidity. This disclosure should provide detailed
    information on your customers, recent order activity, expected trends,
    management's response for managing these events, potential future actions by
    management and detailed forward looking information that will enable investors
    to understand your plans for achieving and maintaining continued profitability.
    Expand your liquidity discussion to address the expected impact to current and
    future cash flows and how you expect recent economic events, including the
    credit shortage, may affect other sources of liquidity.

11. Your disclosures on page 28 indicate that you fund your operations from your
    existing cash and cash equivalents, cash flow from operations, borrowings under
    your credit facility and a customer's advance of $2.0 million in January 2009.
    Please further enhance your disclosures in future filings to discuss significant
    changes in your expected sources and uses of cash from period to period and the

impact of these changes on your liquidity and capital resources. Please describe how you determined that remaining availability under the credit facility will continue to be sufficient to meet your needs.

12. As a related matter, please revise your MD&A and financial statements to explain the terms of the $2 million customer advance received in January 2009. You should disclose how you accounted for the advance, whether there are any restrictions on how the customer advance funds may be used, and the circumstances under which the funds may be required to be returned to your customer. To the extent any restrictions on the use of this advance are material, please consider the need to disclose restricted cash in a separate line item on the face of your balance sheet. Please refer to Rule 5-02(1) of Regulation S-X.

*   *   *   *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief